Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune Technologies & Bioressources Reports on
Additional Preclinical Research Results of Drug Candidate CaPre™
Improvement of Glucose Tolerance

Laval, Québec, CANADA – December 16th, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) announces additional preclinical research results on its Acasti Pharma Inc. ("Acasti") drug development program.

Acasti announces the results of additional preclinical research designed to further evaluate the potentially broader spectrum of therapeutic efficacy of its first drug candidate, CaPreTM. The efficacy of CaPreTM was evaluated in the same animal model, the Zucker Diabetic Fatty ("ZDF") model, with which, as previously reported, CaPreTM demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol ("HDL-C") or "good cholesterol".

CaPreTM was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests ("OGTT"). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel.

Treatment of severely diabetic rats with CaPreTM was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPreTM.

"It is exceptional that we observe such a difference in the effect of a drug as between healthy and diseased organisms. Medicine and health are based on the maintenance of homeostasis while restoring a pathological state to normal. These additional preclinical results showing the reversal of glucose intolerance in diabetes while maintaining normality in healthy rats are substantiating the safety of CaPreTM and reinforcing its effects on cardiovascular and metabolic disease," said Dr. Tina Sampalis, President of Acasti.

"Managing patients with severe and even borderline diabetic conditions and preventing metabolic syndrome would be a significant therapeutic achievement for CaPreTM. More studies are underway to further assess CaPreTM ’s beneficial role in improving glucose metabolism disturbances and insulin resistance," said Dr. Bruno Battistini, Acasti’s Senior Director of Pharmaceutical Research & Development.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner has been initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:

Neptune Technologies & Bioressources Inc.
André Godin, C.A.
Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.